CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended
March 31, 2014 and 2013
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND TOTAL COMPREHENSIVE INCOME
For the three months ended March 31, 2014 and 2013
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

	Note	2014	2013
Metal revenues	13	$47,050	$45,889
Cost of sales (including depreciation and depletion)	4a)	31,515	23,552
Earnings from mine operations		15,535	22,337
Corporate and administrative expenses	4b)	2,674	3,084
Earnings from operations		12,861	19,253
Other expense, net		(16)	(10)
Finance expense	4c)	(470)	(474)
Foreign exchange gain		388	468
Earnings before income taxes		12,763	19,237
Income taxes
Current tax expense		5,384	2,108
Deferred tax (recovery) expense		(726)	2,838
		4,658	4,946
Earnings and total comprehensive income for the period		$8,105	$14,291
Weighted average shares outstanding:
Basic	11	154,469,712	144,084,045
Diluted	11	155,231,993	145,646,380
Earnings per share:
Basic	11	$0.05	$0.10
Diluted	11	$0.05	$0.10

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2014 and 2013
(In thousands of United States dollars) - Unaudited

	Note	2014	2013

OPERATING ACTIVITIES
Earnings before income taxes		$12,763	$19,237
Items not affecting cash:
Depreciation and depletion	4a)	5,158	3,047
Finance expense		470	474
Share-based payments	10b)	299	395
Unrealized foreign exchange gain		(263)	(123)
		18,427	23,030
Changes in non-cash working capital items:
Trade and other receivables		(2,021)	(4,817)
Inventories		415	(2,309)
Advances and prepaid expenses		(370)	456
Trade payables and accrued liabilities		(4,192)	5,464
Cash flows provided by operating activities		12,259	21,824

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(9,874)	(18,822)
Cash flows used in investing activities		(9,874)	(18,822)

FINANCING ACTIVITIES
Interest paid		(327)	(352)
Repayment of principal on loan facility	9	(4,515)	-
Proceeds from equity financing, net of transaction costs	10a)	24,184	-
Cash flows provided by (used in) financing activities		19,342	(352)

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies		(125)	14

Increase in cash and cash equivalents		21,602	2,664
Cash and cash equivalents, beginning of period		22,776	24,188
Cash and cash equivalents, end of period		$44,378	$26,852

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars) - Unaudited

		March 31,	December 31,
	Note	2014	2013

ASSETS
Current
Cash and cash equivalents		$44,378	$22,776
Trade and other receivables	5	12,362	14,678
Inventories	6	43,018	43,103
Advances and prepaid expenses		1,361	991
Total current assets		101,119	81,548

Mineral properties, plant and equipment,
exploration and evaluation	7	180,277	180,443
Non-current unprocessed ore stockpile	6	6,523	6,523
Total assets		$287,919	$268,514

LIABILITIES
Current
Trade payables and accrued liabilities	8	$19,564	$27,144
Vendor loan		1,725	1,725
Loan facility	9, 12	11,410	16,438
Current portion of equipment financing	7	1,134	1,134
Total current liabilities		33,833	46,441

Deferred tax liabilities		50,650	51,376
Long-term equipment financing	7	1,796	2,080
Provision for site reclamation and closure		3,194	3,168
Other provisions		1,099	1,097
Total liabilities		90,572	104,162

EQUITY
Issued capital	10	114,244	89,653
Share-based payment reserve		13,541	13,242
Retained earnings		69,562	61,457
Total equity		197,347	164,352
Total liabilities and equity		$287,919	$268,514

Approved by the Directors

“Bruce Bragagnolo”	Director	“Eugene Hodgson”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

				Share-
		Number of		based
		common	Issued	payment	Retained	Total
	Note	shares	capital	reserve	earnings	equity
Balance at January 1, 2014		144,159,045	$89,653	$13,242	$61,457	$164,352
Earnings and total comprehensive income for the period		-	-	-	8,105	8,105
Shares issued for financing costs	9	300,000	407	-	-	407
Shares issued for cash equity financing	10	18,920,000	24,184	-	-	24,184
Share-based payments		-	-	299	-	299
Balance at March 31, 2014		163,379,045	$114,244	$13,541	$69,562	$197,347

Balance at January 1, 2013		144,084,045	$89,419	$12,527	$46,114	$148,060
Earnings and total comprehensive income for the period		-	-	-	14,291	14,291
Share-based payments		-	-	395	-	395
Balance at March 31, 2013		144,084,045	$89,419	$12,922	$60,405	$162,746

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2013 and 2012 (“annual consolidated financial statements”).

These interim financial statements have been prepared using the same accounting policies and methods of computation as compared to the annual consolidated financial statements in addition to the changes in accounting standards as disclosed in note 3.

These interim financial statements were approved by the Board of Directors and authorized for issue on April 29, 2014.

b)	Judgements

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 2 to the annual consolidated financial statements. The Company’s interim results are not necessarily indicative of its results for a full year.

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars (“US dollars”), which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	CHANGES IN ACCOUNTING STANDARDS

The Company has applied the new IFRS standard IFRIC 21 - Levies (“IFRIC 21”) in these interim financial statements. IFRIC 21 is an interpretation of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). IFRIC 21 clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. Levies covered under the scope of IFRIC 21 include all payments made by an entity to government organizations, but excludes payments covered under other IFRS standards.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(In thousands of United States dollars, except where noted) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS (Continued)

The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in any significant changes to the interim financial statements.

4.	EXPENSES

a)	Cost of sales:

	Three months ended March 31,
	2014	2013
Costs of contract mining	$12,675	$10,301
Crushing and gold recovery costs	10,050	9,365
Mine site administration costs	1,934	1,719
Transport and refining	96	77
Royalties (1)	236	-
Net change in inventories	1,366	(957)
Production costs	26,357	20,505
Depreciation and depletion	5,158	3,047
Cost of sales (including depreciation and depletion)	$31,515	$23,552

(1)	Effective January 1, 2014, the new Mexican Extraordinary Mining Duty calculated as 0.5% of gross revenues is included as part of production costs.

b)	Corporate and administrative expenses:

		Three months ended March 31,
	Note	2014	2013
Salaries		$726	$970
Consulting and professional fees		851	357
Share-based payments	10b)	299	395
Rent and office costs		138	131
Administrative and other		660	1,231
Corporate and administrative expenses		$2,674	$3,084

c)	Finance expense:

	Three months ended March 31,
	2014	2013
Interest on loan facility	$327	$352
Accretion of loan facility	116	110
Accretion of provision for site reclamation and closure
and other provisions	27	12
Finance expense	$470	$474

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(In thousands of United States dollars, except where noted) - Unaudited

5.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2014	2013
Trade receivable	$1,544	$1,228
VAT receivable	9,834	12,433
Other	984	1,017
	$12,362	$14,678

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts receivable to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. At March 31, 2014, the VAT receivable includes $724 for the purpose of settling income taxes payable at December 31, 2014 (December 31, 2013 - $4,650).

6.	INVENTORIES

	March 31,	December 31,
	2014	2013
Ore in process	$33,572	$33,704
Finished metal inventory	50	1,021
Supplies	9,396	8,378
Non-current unprocessed ore stockpile	6,523	6,523
	49,541	49,626
Less: non-current unprocessed ore stockpile	(6,523)	(6,523)
	$43,018	$43,103

The cost of inventories recognized as an expense for the three months ended March 31, 2014 was $26,789 (three months ended March 31, 2013 - $19,547) and is included in cost of sales.

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

			Exploration
	Mineral	Plant and	and
	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2014	$137,006	$84,348	$4,985	$226,339
Expenditures (1)	3,578	1,614	131	5,323
At March 31, 2014	140,584	85,962	5,116	231,662
Accumulated depreciation and depletion
At January 1, 2014	27,136	18,760	-	45,896
Depreciation and depletion	2,381	3,108	-	5,489
At March 31, 2014	29,517	21,868	-	51,385
Carrying amount at January 1, 2014	$109,870	$65,588	$4,985	$180,443
Carrying amount at March 31, 2014	$111,067	$64,094	$5,116	$180,277

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

(1)

During the third quarter of 2013, the Company entered into an agreement with an equipment supplier (“the Supplier”) to finance the remaining portion of an equipment purchase totalling $4,862 (excluding VAT) of which the Company had previously paid $1,459 (excluding VAT). The financing agreement carries an annual interest rate of 7.2% and the remaining balance of $3,403 (excluding VAT) is payable in 36 monthly instalments which include equal principal repayments of $95. Legal fees and other directly attributable transaction costs totalled $28. The current and long-term portions of the equipment financing total $1,134 and $1,796, respectively (December 31, 2013 - $1,134 and $2,080, respectively).

			Exploration
	Mineral	Plant and	and
	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2013	$108,117	$52,744	$3,673	$164,534
Expenditures	28,628	31,604	1,312	61,544
Change in reclamation obligation	261	-	-	261
At December 31, 2013	137,006	84,348	4,985	226,339
Accumulated depreciation and depletion
At January 1, 2013

	16,648	10,739	-	27,387
Depreciation and depletion	10,488	8,021	-	18,509
At December 31, 2013	27,136	18,760	-	45,896
Carrying amount at January 1, 2013	$91,469	$42,005	$3,673	$137,147
Carrying amount at December 31, 2013	$109,870	$65,588	$4,985	$180,443

a)	Mineral properties

	March 31,	December 31,
	2014	2013
Depletable mineral property	$95,200	$94,003
Non-depletable mineral properties	15,867	15,867
	$111,067	$109,870

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico. Commercial production began April 1, 2010. The Company continues to conduct and incur some exploration and development costs which are being capitalized. At March 31, 2014, mineral properties includes $35,682 (December 31, 2013 - $34,171) of net deferred stripping costs.

ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Property. The La Chicharra Property is not yet in commercial production and is therefore considered non-depletable.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(In thousands of United States dollars, except where noted) - Unaudited

8.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31,	December 31,
	2014	2013
Trade payables	$15,526	$23,958
Income taxes payable	1,892	834
Accrued liabilities	2,094	1,821
Other	52	531
	$19,564	$27,144

9.	LOAN FACILITY

During December 2013, the Company negotiated with Sprott Resource Lending Partnership (the “Lender”) to extend the loan facility 12 months beyond the original expiry date of December 31, 2013 in exchange for 300,000 common shares of the Company. The shares were issued on January 24, 2014 and had a fair value of C$1.50 ($1.36) per share at the date of issue. There is a four month holding period on the common shares. The amended loan facility is now repayable in full on or before December 31, 2014 with a stated interest rate of 9.0% per annum. For the three months ended March 31, 2014, the effective interest rate of the debt agreement was 12.1% (three months ended March 31, 2013 - 10.7%) .

On February 28, 2014, the Company repaid C$5,000 ($4,515) in principal of the C$18,000 ($16,438) loan facility outstanding at December 31, 2013.

Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

At March 31, 2014 and December 31, 2013, no accrued interest on the loan facility was included in trade payables and accrued liabilities.

10.	EQUITY

a)	Issued capital

On January 24, 2014, the Company issued 300,000 common shares as part of the terms of renegotiating the loan facility (note 9). On February 11, 2014, the Company closed a bought deal financing and issued 18,920,000 common shares for gross proceeds of C$28,380 ($25,741), with transaction costs of C$1,716 ($1,557).

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(In thousands of United States dollars, except where noted) - Unaudited

10.	EQUITY (Continued)

There were no share option transactions during the three months ended March 31, 2014 (three months ended March 31, 2013 - no share option transactions). Share options outstanding and exercisable at March 31, 2014 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
1.00 - 2.33	4,625,000	1.17	3.15	2,691,661	1.11	2.01
2.34 - 2.75	6,750,000	2.55	2.49	6,750,000	2.55	2.49
	11,375,000	1.99	2.76	9,441,661	2.14	2.35

The fair value of share options recognized as an expense during the three months ended March 31, 2014 was $299 (three months ended March 31, 2013 - $395).

11.	EARNINGS PER SHARE

	Three months ended March 31, 2014			Three months ended March 31, 2013
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	period	outstanding	per share	period	outstanding	per share
Basic EPS	$8,105	154,469,712	$0.05	$14,291	144,084,045	$0.10
Effect of dilutive securities:
Share options	-	762,281	-	-	1,562,335	-
Diluted EPS	$8,105	155,231,993	$0.05	$14,291	145,646,380	$0.10

At March 31, 2014, 11,375,000 (March 31, 2013 - 8,950,000) share options were outstanding, of which 8,758,339 were anti-dilutive (March 31, 2013 - 625,000) because the underlying exercise prices exceeded the average market price for the three months ended March 31, 2014 of the underlying common shares of C$1.52 (three months ended March 31, 2013 - C$2.73) .

12.	FINANCIAL INSTRUMENTS

At March 31, 2014 and December 31, 2013, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value.

The carrying values of cash and cash equivalents, trade and other receivables, and trade payables and accrued liabilities approximate their fair value due to their short-term nature. The carrying value of the vendor loan approximates its fair value given its short-term nature.

The fair value of the equipment financing at March 31, 2014 is $2,909 (December 31, 2013 - $3,189) as determined by discounting the future cash flows by a discount factor based on an interest rate of 7.8%, which reflects the Company’s effective interest rate on the financing.

The fair value of the loan facility at March 31, 2014 is C$12,720 ($11,508) (December 31, 2013 - C$17,484 ($16,438)) as determined by discounting the future cash flows by a discount factor based on an interest rate of 12.1% (December 31, 2013 - 12.1%), which reflects the Company’s effective interest rate on the loan.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(In thousands of United States dollars, except where noted) - Unaudited

13.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At March 31, 2014, all of the Company’s operating and capital assets are located in Mexico except for $19,830 (December 31, 2013 - $1,508) of cash and cash equivalents and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the three months ended March 31, 2014 and 2013, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended March 31,
	2014	2013
Customer A	97%	97%
Customer B	3%	2%
Customer C	-	1%
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations for the three months ended March 31, 2014 and 2013 are as follows:

	Three months ended March 31,
	2014	2013
Gold	$46,532	$45,519
Silver by-product	518	370
	$47,050	$45,889